UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

Investment Company Act File Number	811-23419

(Name of registrant exactly as specified in its charter)	Leader Funds Trust

(State or other jurisdiction of incorporation or organization)	Delaware

(I.R.S. Employer Identification No.)	N/A

(Address of principal executive offices)	315 W. Mill Plain Blvd, Suite 204, Vancouver, WA

(Zip Code)	98660

(Registrant’s telephone number)	(800) 711-9164

PART I — RULE 8b-25

The above-named Registrant (the “Company”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940 (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Form N-CSR and Form N-CEN for the year ended July 31, 2025 be extended from October 9, 2025 to November 28, 2025 as provided in Rule 8b-25.

Narrative:

Rule 30e-1 under the 1940 Act requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. Rule 30a-1 under the 1940 Act requires that a registered management investment company file an annual report on Form N-CEN at least every twelve months and not later than 75 calendar days after the close of each fiscal year. The Registrant’s most recent fiscal year ended July 31, 2025.

On October 9, 2025, the Registrant filed a Form 12b-25 notifying the U.S. Securities and Exchange Commission (“Commission”) that the Registrant was unable to file its Form N-CSR relating to for the period ended July 31, 2025, in the prescribed time period without unreasonable effort or expense. In addition, on October 14, 2025, the Registrant filed a Form 12b-25 notifying the Commission that the Registrant was unable to file its Form N-CEN relating to for the period ended July 31, 2025 without unreasonable effort or expense. The reasons for such delay as set forth in each Form 12b-25 was due to delays associated with the recent conversion of certain service providers and the completion of audit procedures. The Trust is still working diligently with its auditor and service providers to finalize the financial statements, which includes a recast of prior year financial highlights, but will not be able to file by the 15th calendar day following the prescribed due date.

Rule 8b-25 under the 1940 Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish any required information, document or report at the time it is required to be filed. Because of the facts and circumstances described herein, the Registrant believes it is impractical to furnish its Form N-CSR and Form N-CEN at this time and requests that this application for an extension of time to file be accepted pursuant to Rule 8b-25 under the 1940 Act.

PART II — OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this application:

(Name)	John E. Lekas

(Telephone Number)	(800) 711-9164

(Address)	315 W. Mill Plain Blvd, Suite 204 Vancouver, WA 98660

SIGNATURES

The registrant has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ John E. Lekas
Title:	President and Principal Executive Officer
Date:	October 24, 2025